SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                                   ROXIO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    780008108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Lisa A. Weiss, Esq.                        With a copy to:
    Senior Vice President and
    General Counsel                            David H. Landau, Esq.
    Sony Music Entertainment Inc.              Katten Muchin Zavis Rosenman
    550 Madison Avenue                         575 Madison Avenue
    New York, New York 10022                   New York, New York 10022
    (212) 833-8000                             (212) 940-8800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 16, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

CUSIP NO. 780008108               SCHEDULE 13D                 PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SONY MUSIC ENTERTAINMENT INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable.
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,317,262
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,317,262
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,317,262
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 780008108               SCHEDULE 13D                 PAGE 3 OF 8 PAGES
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SONY CORPORATION OF AMERICA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,317,262
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,317,262
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,317,262
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 780008108               SCHEDULE 13D                 PAGE 4 OF 8 PAGES
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SMEI Duet Holdings, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,317,262
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,317,262
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,317,262
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on May 29, 2003 by SMEI Duet Holdings, Inc. ("SMEI"), a Delaware corporation, Sony Corporation of America, a New York Corporation and Sony Music Entertainment Inc., a Delaware corporation, relating to the common stock, par value $0.001 per share (the "Common Stock") of Roxio, Inc., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

            (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 27,655,981 shares of Common Stock outstanding as of August 18, 2003, as reported in amendment number 2 to the Company's Form S-3 filed with the SEC on September 2, 2003.

            As of the close of business on September 17, 2003, each of the Reporting Persons beneficially owns the 1,317,262 shares of Common Stock held by SMEI, which constitute approximately 4.8% of the shares of Common Stock outstanding.

            (b) Each of the Reporting Persons has the shared power to vote and dispose of the 1,317,262 shares of Common Stock held by SMEI.

            (c) Set forth below is a description of all transactions in shares of Common Stock that were effected by the Reporting Persons during the past sixty days. All such transactions were sales of shares of Common Stock effected on the open market by SMEI.

--------------------------------------------------------------------------------
Date                         Number of Shares                 Price Per Share
----                         ----------------                 ---------------
--------------------------------------------------------------------------------
September 12, 2003                        10,460                      $ 9.03820
--------------------------------------------------------------------------------
September 12, 2003                         6,600                      $ 9.03060
--------------------------------------------------------------------------------
September 12, 2003                        10,000                      $ 9.01050
--------------------------------------------------------------------------------
September 12, 2003                         4,000                      $ 8.99290
--------------------------------------------------------------------------------
September 12, 2003                         1,000                      $ 8.99020
--------------------------------------------------------------------------------
September 12, 2003                         5,744                      $ 8.98480
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September 12, 2003                           339                      $ 8.98000
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September 12, 2003                           500                      $ 8.94020
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September 12, 2003                        16,349                      $ 8.94000
--------------------------------------------------------------------------------
September 12, 2003                        13,800                      $ 8.93620
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September 12, 2003                         4,140                      $ 8.93500
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September 12, 2003                        10,300                      $ 8.92110
--------------------------------------------------------------------------------
September 12, 2003                         7,100                      $ 8.90490
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September 12, 2003                         9,668                      $ 8.87930
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September 12, 2003                        10,805                      $ 8.86570
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September 12, 2003                        10,401                      $ 8.81800
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September 12, 2003                        14,600                      $ 8.80970
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September 12, 2003                         8,194                      $ 8.80890
--------------------------------------------------------------------------------
September 12, 2003                         6,000                      $ 8.79000
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September 15, 2003                         3,529                      $ 8.90150
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                                     5 of 8

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September 15, 2003                         1,800                      $ 8.83220
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September 15, 2003                         3,500                      $ 8.82620
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September 15, 2003                         1,668                      $ 8.78100
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September 15, 2003                         1,300                      $ 8.77600
--------------------------------------------------------------------------------
September 15, 2003                         6,500                      $ 8.77560
--------------------------------------------------------------------------------
September 15, 2003                             9                      $ 8.77000
--------------------------------------------------------------------------------
September 15, 2003                         1,000                      $ 8.76200
--------------------------------------------------------------------------------
September 15, 2003                         1,300                      $ 8.75130
--------------------------------------------------------------------------------
September 15, 2003                            14                      $ 8.75100
--------------------------------------------------------------------------------
September 15, 2003                           191                      $ 8.75000
--------------------------------------------------------------------------------
September 15, 2003                         2,657                      $ 8.74440
--------------------------------------------------------------------------------
September 15, 2003                         6,000                      $ 8.74310
--------------------------------------------------------------------------------
September 15, 2003                         1,200                      $ 8.74000
--------------------------------------------------------------------------------
September 15, 2003                         4,700                      $ 8.73980
--------------------------------------------------------------------------------
September 15, 2003                         2,000                      $ 8.73100
--------------------------------------------------------------------------------
September 15, 2003                           800                      $ 8.72600
--------------------------------------------------------------------------------
September 15, 2003                         4,709                      $ 8.70480
--------------------------------------------------------------------------------
September 15, 2003                         4,000                      $ 8.69990
--------------------------------------------------------------------------------
September 15, 2003                         6,600                      $ 8.69380
--------------------------------------------------------------------------------
September 15, 2003                         1,854                      $ 8.66470
--------------------------------------------------------------------------------
September 15, 2003                         3,200                      $ 8.65500
--------------------------------------------------------------------------------
September 15, 2003                         2,700                      $ 8.63870
--------------------------------------------------------------------------------
September 15, 2003                         3,900                      $ 8.63180
--------------------------------------------------------------------------------
September 15, 2003                         1,000                      $ 8.63070
--------------------------------------------------------------------------------
September 15, 2003                           100                      $ 8.63040
--------------------------------------------------------------------------------
September 15, 2003                         1,000                      $ 8.61900
--------------------------------------------------------------------------------
September 15, 2003                         9,900                      $ 8.61580
--------------------------------------------------------------------------------
September 15, 2003                         2,800                      $ 8.61010
--------------------------------------------------------------------------------
September 15, 2003                         1,000                      $ 8.61000
--------------------------------------------------------------------------------
September 15, 2003                         2,342                      $ 8.60370
--------------------------------------------------------------------------------
September 15, 2003                         1,100                      $ 8.60360
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September 15, 2003                         2,700                      $ 8.60040
--------------------------------------------------------------------------------
September 15, 2003                         1,900                      $ 8.59120
--------------------------------------------------------------------------------
September 15, 2003                         1,000                      $ 8.59020
--------------------------------------------------------------------------------
September 15, 2003                         4,000                      $ 8.51650
--------------------------------------------------------------------------------
September 15, 2003                        12,200                      $ 8.50540
--------------------------------------------------------------------------------
September 15, 2003                           327                      $ 8.50000
--------------------------------------------------------------------------------
September 15, 2003                        11,200                      $ 8.49370
--------------------------------------------------------------------------------
September 15, 2003                         2,500                      $ 8.49080
--------------------------------------------------------------------------------
September 15, 2003                         2,000                      $ 8.45320
--------------------------------------------------------------------------------
September 15, 2003                         2,500                      $ 8.42290
--------------------------------------------------------------------------------
September 16, 2003                         7,000                      $ 8.50670
--------------------------------------------------------------------------------
September 16, 2003                         7,600                      $ 8.50330
--------------------------------------------------------------------------------
September 16, 2003                         8,600                      $ 8.48650
--------------------------------------------------------------------------------
September 16, 2003                        10,000                      $ 8.48210
--------------------------------------------------------------------------------
September 16, 2003                        10,000                      $ 8.45340
--------------------------------------------------------------------------------


                                     6 of 8

--------------------------------------------------------------------------------
September 16, 2003                         5,000                      $ 8.45200
--------------------------------------------------------------------------------
September 16, 2003                        14,000                      $ 8.45100
--------------------------------------------------------------------------------
September 16, 2003                         4,900                      $ 8.45000
--------------------------------------------------------------------------------
September 16, 2003                        10,000                      $ 8.44100
--------------------------------------------------------------------------------
September 16, 2003                         9,500                      $ 8.44000
--------------------------------------------------------------------------------
September 16, 2003                        14,900                      $ 8.42530
--------------------------------------------------------------------------------
September 16, 2003                        12,400                      $ 8.41610
--------------------------------------------------------------------------------
September 16, 2003                         4,700                      $ 8.41570
--------------------------------------------------------------------------------
September 16, 2003                        14,300                      $ 8.41040
--------------------------------------------------------------------------------
September 16, 2003                        15,600                      $ 8.39020
--------------------------------------------------------------------------------
September 16, 2003                        21,000                      $ 8.37000
--------------------------------------------------------------------------------
September 17, 2003                         5,000                      $ 9.50000
--------------------------------------------------------------------------------
September 17, 2003                        10,000                      $ 9.48000
--------------------------------------------------------------------------------
September 17, 2003                         5,000                      $ 9.47400
--------------------------------------------------------------------------------
September 17, 2003                         5,000                      $ 9.47000
--------------------------------------------------------------------------------
September 17, 2003                        21,000                      $ 9.39750
--------------------------------------------------------------------------------
September 17, 2003                         5,000                      $ 9.38750
--------------------------------------------------------------------------------
September 17, 2003                         5,000                      $ 9.37060
--------------------------------------------------------------------------------
September 17, 2003                         5,000                      $ 9.35000
--------------------------------------------------------------------------------
September 17, 2003                        10,000                      $ 9.30000
--------------------------------------------------------------------------------
September 17, 2003                        15,000                      $ 9.29930
--------------------------------------------------------------------------------
September 17, 2003                        14,000                      $ 9.26450
--------------------------------------------------------------------------------
September 17, 2003                         5,000                      $ 9.17400
--------------------------------------------------------------------------------
September 17, 2003                        12,000                      $ 9.15930
--------------------------------------------------------------------------------
September 17, 2003                        15,000                      $ 9.15830
--------------------------------------------------------------------------------
September 17, 2003                        13,000                      $ 9.15520
--------------------------------------------------------------------------------
September 17, 2003                         5,000                      $ 9.14100
--------------------------------------------------------------------------------
September 17, 2003                        10,000                      $ 9.12600
--------------------------------------------------------------------------------
September 17, 2003                        10,000                      $ 9.12350
--------------------------------------------------------------------------------
September 17, 2003                         9,000                      $ 9.10000
--------------------------------------------------------------------------------
September 17, 2003                        11,000                      $ 8.99000
--------------------------------------------------------------------------------
September 17, 2003                         5,800                      $ 8.92400
--------------------------------------------------------------------------------

      (d)   Not applicable.

      (e) On September 17, 2003, each of the Reporting Persons ceased to be the beneficial owner of 5% or more of the Common Stock.


                                     7 of 8

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: September 17, 2003


                                              SMEI DUET HOLDINGS, INC.

                                              By: /s/ Lisa Weiss
                                                  ------------------------------
                                                  Name:  Lisa Weiss
                                                  Title: Secretary


                                              SONY CORPORATION OF AMERICA

                                              By: /s/ Mary Jo V. Green
                                                  ------------------------------
                                                  Name:  Mary Jo V. Green
                                                  Title: Senior Vice President
                                                         and Treasurer


                                              SONY MUSIC ENTERTAINMENT INC.

                                              By: /s/ Lisa Weiss
                                                  ------------------------------
                                                  Name:  Lisa Weiss
                                                  Title: Senior Vice President
                                                         and General Counsel


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